NATURAL RESOURCE PARTNERS L.P.
1201 LOUISIANA STREET, 34TH FLOOR
HOUSTON, TEXAS 77002

June 17, 2019

VIA EDGAR
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Myra Moosariparambil

Re:     Natural Resource Partners L.P.
Form 10-K for the Year Ended December 31, 2018
Form 10-Q for the Fiscal Quarter Ended March 31, 2019
Filed May 8, 2019
File No. 001-31465

Ladies and Gentlemen:
Set forth below is the response of Natural Resource Partners L.P. (the “Partnership”, “we,” “us” or “our”) to a letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on June 14, 2019, with respect to Item 4. Controls and Procedures—Evaluation of Disclosure Controls and Procedures, page 35 on Form 10-Q for the Fiscal Quarter Ended March 31, 2019, filed May 8, 2019, File No. 001-31465 (the “Original Form 10-Q”).
For your convenience, the response is prefaced by the Staff’s comment in bold text.
Form 10-Q for the Fiscal Quarter Ended March 31, 2019

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 35

Please revise to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the period covered by the report. Refer to Rule 307 of Regulation S-K.

RESPONSE: The Partnership will amend the Original Form 10-Q by replacing the paragraph under “Item 4. Controls and Procedures—Evaluation of Disclosure Controls and Procedures” with the following paragraph:

“NRP carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of NRP management, including the Chief Executive Officer and Chief Financial Officer of the general partner of the general partner of NRP. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective in providing reasonable assurance that (a) the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (b) such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.”

If the Staff has no objection to the foregoing disclosure, the Partnership will promptly file an amendment to the Original Form 10-Q on Form 10-Q/A containing this disclosure, the remaining portions of the as-filed Original Form 10-Q, and an explanatory note stating the purpose of the amendment to the Original Form 10-Q. The Partnership will also file new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley and 18 U.S.C. § 1350 with the Form 10-Q/A filing.

* * *

Please direct any questions you have with respect to the foregoing response to me at (713) 751-7522 or Kathryn S. Wilson at (713) 751-7543.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.
	By:	NRP (GP) LP,
its General Partner

	By:	GP NATURAL RESOURCE
PARTNERS LLC,
its General Partner

	By:	/S/ CHRISTOPHER J. ZOLAS
	Name:	Christopher J. Zolas
	Title:	Chief Financial Officer & Treasurer

cc:	Kathryn S. Wilson
Vice President & General Counsel
GP Natural Resource Partners LLC

Joel Parker
Division of Corporate Finance
Office of Beverages, Apparel and Mining